Exhibit 99.1

Ur-Energy Chairman Broadens Ownership

Denver, Colorado (Market Wire – May 17, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) announces that Jeffrey T. Klenda, Chairman and Executive Director, has increased his ownership in the Corporation.

Since the Corporation was listed on the NYSE Amex in July 2008, Mr. Klenda has purchased an additional 702,000 common shares of the Corporation, of which 168,800 were purchased in the current year.  The total cost of acquiring the 702,000 common shares was approximately C$642,000, which represents an average price of C$0.91 per common share.

Mr. Klenda stated “I strongly believe in the nuclear renaissance and Ur-Energy’s future role as a fuel provider.  I want my ongoing purchases to reflect that conviction.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., continuation of the current ‘nuclear renaissance’ and the Company’s role as a future fuel provider) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.